Exhibit 99.2
Net debt/(cash) breakdown
Unaudited

	December 31, 2019			September 30, 2019
(€ billion)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Gross debt(1)	13.0	10.4	2.6	15.1	12.3	2.8
Financial receivables from jointly-controlled financial services companies	(0.1)	(0.1)	0.0	(0.1)	(0.1)	0.0
Derivatives (mark to market), net	0.2	0.2	0.0	0.2	0.2	0.0
Cash & marketable securities	(15.5)	(15.4)	(0.1)	(16.2)	(16.1)	(0.1)
Net debt/(cash)	(2.4)	(4.9)	2.4	(1.0)	(3.7)	2.6
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Note: Amounts may not add due to rounding.
(1) Amounts shown net of intersegment receivables/payables

Gross debt breakdown
Unaudited

(€ billion)	Outstanding December 31, 2019	Outstanding September 30, 2019
Bank debt	3.9	4.6
Capital markets debt	6.7	8.1
Other debt	0.6	0.5
Lease liabilities	1.6	1.7
Cash maturities	12.8	14.9
Asset-backed financing	0.2	0.2
Accruals	0.0	0.0
Gross Debt	13.0	15.1
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Note: Amounts may not add due to rounding.

Debt Maturity Schedule
Unaudited

Outstanding December 31, 2019	(€ billion)	2020	2021	2022	2023	2024	Beyond
3.9	Bank debt	2.3	0.5	0.7	0.2	0.1	0.1
6.7	Capital markets debt	1.5	1.2	1.4	1.3	1.3	0.0
0.6	Other debt	0.6	0.0	0.0	0.0	0.0	0.0
1.6	Lease liabilities	0.4	0.2	0.2	0.2	0.2	0.6
12.8	Total Cash maturities(1)	4.8	1.8	2.3	1.7	1.5	0.7

15.5	Cash and Marketable securities
7.6	Undrawn committed credit lines
23.1	Total available liquidity
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Note: Amounts may not add due to rounding.
(1) Amounts exclude accruals and asset-backed financing ((€0.1) billion at December 31, 2019).